FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

October 14, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on October 14, 2008.

Item 4

Summary of Material Change

Gammon Gold Begins Trading on the New York Stock Exchange.

Item 5

Full Description of Material Change

Gammon Gold Begins Trading on the New York Stock Exchange

Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): is pleased to announce that Gammon will begin trading on the NYSE at the opening of trading today, October 14, 2008 under its current U.S. trading symbol "GRS". The Company's shares will continue to trade on the Toronto Stock Exchange under the ticker symbol "GAM". The Company's shares ceased to trade on the AMEX at the close of trading on October 13, 2008.

President & Chairman, Fred George, along with Chief Executive Officer, René Marion and certain members of the senior management team, Board of Directors and invited guests will celebrate Gammon's listing on the NYSE by presiding over ringing the NYSE Opening Bell on Monday, October 27th, 2008 at 9:30 AM EDT. Gammon's opening-bell ceremony will be broadcast live on the Internet at www.nyse.com and on the Company’s website at www.gammongold.com.

"We are very excited to begin trading on the prestigious NYSE and we are confident that this listing will provide increased liquidity and enhanced visibility for Gammon that will benefit our shareholders" said Mr. Fred George, President & Chairman of Gammon Gold. "We look forward to starting this next stage in Gammon’s growth plans and this listing is a major step forward for the Company in realizing our objectives."

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements including without limitation, statements regarding future cash costs and production at Ocampo and El Cubo and the ability to continue to successfully implement the Company's Turn-Around Strategy, statements regarding the resource growth potential of Guadeloupe y Calvo, statements regarding the Company's ability to continue its improved cash flow performance may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s annual information form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

###

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

October 14, 2008